UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-38309

AGM GROUP HOLDINGS INC.

(Translation of registrant’s name into English)

c/o Creative Consultants (Hong Kong) Limited

Room 1502-3 15/F., Connaught Commercial Building, 185 Wanchai Road

Wanchai, Hong Kong

+852 975-02047 – telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Share Consolidation

On June 3, 2025, AGM Group Holdings Inc. (the “Company”) issued a press release announcing the completion of a 50-for-1 consolidation of its ordinary shares (the “Consolidation”), which is filed as Exhibit 99.1 to this Form 6-K and is incorporated by reference herein. The Company’s ordinary shares began trading on a post-Consolidation basis at market open on June 3, 2025.

The Second Amended and Restated Memorandum and Articles of Association reflecting this change became effective at market close on June 2, 2025, which is furnished as Exhibit 3.1 to this Form 6-K and is incorporated by reference herein.

Exhibit Index

Exhibit No.	Description

3.1	Second Amended and Restated Memorandum and Articles of Association of AGM Group Holdings Inc.
99.1	Press Release Dated June 3, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 3, 2025	AGM GROUP HOLDINGS INC.

	By:	/s/ Bo Zhu
	Name:	Bo Zhu
	Title:	Chief Executive Officer

3